UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
December 14, 2006
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

TABLE OF CONTENTS

SIGNATURES
SIGNATURES
Date December 14, 2006
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO REPURCHASED ITS OWN SHARES FOR USE AS INCENTIVES FOR KEY PERSONNEL
(Helsinki, Finland, December 14, 2006) – Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Corporation has repurchased 300,000 its own shares for use as incentives for key personnel. The shares have been repurchased at the rate quoted in public trading of the shares on the Helsinki Stock Exchange at the time of purchase.

Time period	8.12.—13.12.2006
Bourse trade	Buy
Share	MEO1V
Amount	300,000 shares
Total cost	10,989,900.00 EUR
Aveage price/share	36,633 EUR
Metso Corporation holds 360,841 own shares including the shares now repurchased. This corresponds to 0.25 percent of the paid up share capital of Metso Corporation.
Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22,000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information, please contact:
 Aleksanteri Lebedeff, Senior Vice President, General Counsel, Metso Corporation, tel. +358 20 484 3242
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.